SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 20)*

                       Lone Star Technologies, Inc.
                              (Name of Issuer)

                               Common Stock
                       (Title of Class of Securities)

                                542312103
                               (Cusip Number)

                             J. Taylor Crandall
                        201 Main Street, Suite 3100
                          Fort Worth, Texas 76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 23, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 6,521,072 shares, which constitutes approximately 29.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 22,493,748 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Texas


                    7.   Sole Voting Power: 5,619,572 (1)
Number of Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting           9.    Sole Dispositive Power: 5,619,572 (1)
Person
With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     5,619,572

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  25.0%

14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

                    7.   Sole Voting Power: -0-
Number of Shares
Beneficially        8.   Shared Voting Power: 5,719,572 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person
With
                    10.  Shared Dispositive Power: 5,719,572 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     5,719,572 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  25.4%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 5,619,572 shares, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation, with respect to 100,000 shares.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only


4.   Source of Funds:  Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: -0-
Number of Shares
Beneficially        8.   Shared Voting Power: 5,619,572 (1)(2)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person
With
                    10.  Shared Dispositive Power: 5,619,572 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     5,619,572 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  25.0%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

                    7.   Sole Voting Power: -0-
Number of Shares
Beneficially        8.   Shared Voting Power: 5,719,572 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person
With
                    10.  Shared Dispositive Power: 5,719,572 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     5,719,572 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  25.4%

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 5,619,572 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 100,000 shares.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: Working Capital

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: 100,000 (1)
Number of Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting           9.   Sole Dispositive Power: 100,000 (1)
Person
With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     100,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  .4%

14.  Type of Reporting Person: CO
------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

                    7.   Sole Voting Power: -0-
Number of Shares
Beneficially        8.   Shared Voting Power: 100,000 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person
With
                    10.  Shared Dispositive Power: 100,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     100,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  .4%

14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: 801,500 (1)
Number of Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting           9.   Sole Dispositive Power: 801,500 (1)
Person
With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     801,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.6%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

                    7.   Sole Voting Power: 801,500 (1)
Number of Shares
Beneficially        8.   Shared Voting Power: 100,000 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: 801,500 (1)
Person
With
                    10.  Shared Dispositive Power: 100,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     901,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.0%

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole director of Keystone, Inc. with respect to 801,500 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 100,000 of the shares.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 22, 1993, as amended by Amendment No. 1 dated August 26, 1993, Amendment No. 2 dated November 26, 1993, Amendment No. 3 dated April 21, 1994, Amendment No. 4 dated April 27, 1994, Amendment No. 5 dated August 3, 1994, Amendment No. 6 dated September 28, 1994, Amendment No. 7 dated November 2, 1994, Amendment No. 8 dated November 9, 1994, Amendment No. 9 dated January 20, 1995, Amendment No. 10 dated February 7, 1995, Amendment No. 11 dated February 28, 1995, Amendment No. 12 dated March 21, 1995, Amendment No. 13 dated August 17, 1995, Amendment No. 14 dated November 1, 1995, Amendment No. 15 dated February 12, 1997, Amendment No. 16 dated November 12, 1997, Amendment No. 17 dated December 12, 1997, Amendment No. 18 dated July 7, 1998 and Amendment No. 19 dated July 8, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lone Star Technologies, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

Alpine              Working Capital(1)       $48,669,305.88(2)

Bruce               Not Applicable           Not Applicable

Algenpar            Not Applicable           Not Applicable

Crandall            Not Applicable           Not Applicable

Foundation          Working Capital(1)       $ 1,790,976.68(3)

A. Bass             Not Applicable           Not Applicable

Keystone            Working Capital(1)       $ 9,176,009.35

R. Bass             Not Applicable           Not Applicable

(1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

(2) This figure represents the total amount expended by Alpine for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in shares of the Stock. Alpine's net investment in shares of the Stock is $39,552,788.66.

(3) This figure represents the total amount expended by Foundation for all purchases of shares of the Stock without subtracting sales. The Foundation has recouped from sales its entire investment in Stock.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     ALPINE

     The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 5,619,572, which constitutes approximately 25.0% of the outstanding shares of the Stock.

     BRUCE

     Because of his position as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the shares of the Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,719,572 shares of the Stock, which constitutes approximately 25.4% of the outstanding shares of the Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,619,572 shares of the Stock, which constitutes approximately 25.0% of the outstanding shares of the Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 5,719,572 shares of the Stock, which constitutes approximately 25.4% of the outstanding shares of the Stock.

     FOUNDATION

     The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 100,000, which constitutes approximately .4% of the outstanding shares of the Stock.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100,000 shares of the Stock, which constitutes approximately .4% of the outstanding shares of the Stock.

     KEYSTONE

     The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 801,500, which constitutes approximately 3.6% of the outstanding shares of the Stock.

     R. BASS

     Because of his position as a director of Foundation and because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 901,500 shares of the Stock, which constitutes approximately 4.0% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,619,572 shares of the Stock.

     BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,619,572 shares of the Stock. As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the Stock.


     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,619,572 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,619,572 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the Stock.

     FOUNDATION

     Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the Stock.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the Stock.

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 801,500 shares of the Stock.

     R. BASS

     As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the Stock. As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 801,500 shares of the Stock.

     (c) Since the last filing on Schedule 13D, the Reporting Persons have purchased shares of the Stock in transactions on the NYSE as follows:

   Reporting          Date         Number of           Price per
    Person                        Shares Purchased       Share

Alpine              07/10/98          20,000             $ 15.40
Alpine              07/13/98          41,000               15.54
Alpine              07/14/98          30,000               15.49
Alpine              07/15/98           1,400               16.05
Alpine              07/16/98          29,600               16.60
Alpine              07/17/98          41,700               16.42
Alpine              07/20/98          20,000               16.33
Alpine              07/21/98          30,000               15.73
Alpine              07/22/98          29,100               15.71
Alpine              07/23/98         155,600               15.58

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock since the last filing on Schedule 13D.

     (d) - (e)

     No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    July 24, 1998



                                   ALPINE CAPITAL, L.P.

                                   By: /s Robert W. Bruce III
                                   Robert W. Bruce III,
                                   Manager

                                   /s/ Robert W. Bruce III
                                   ROBERT W. BRUCE III

                                   ALGENPAR, INC.

                                   By: /s/ J. Taylor Crandall
                                   J. Taylor Crandall,
                                   President

                                   /s/ J. Taylor Crandall
                                   J. TAYLOR CRANDALL

                                   /s/ W. R. Cotham
                                   W. R. COTHAM,
                                   Attorney-in-Fact for:

                                   THE ANNE T. AND ROBERT M.
                                   BASS FOUNDATION (1)
                                   ANNE T. BASS (2)
                                   ROBERT M. BASS (3)

                                   KEYSTONE, INC.

                                   By: /s/ W. R. Cotham
                                   W. R. Cotham,
                                   Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.